SILVER STANDARD RESOURCES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE FINANCIAL POSITION AND RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2014

1.	2014 HIGHLIGHTS

2.	OUTLOOK

3.	BUSINESS OVERVIEW

4.	RESULTS OF OPERATIONS

5.	REVIEW OF PROJECTS

6.	SUMMARIZED ANNUAL FINANCIAL RESULTS

7.	QUARTERLY FINANCIAL REVIEW

8.	LIQUIDITY

9.	CAPITAL RESOURCES

10.	FINANCIAL INSTRUMENTS AND RELATED RISKS

11.	OTHER RISKS AND UNCERTAINTIES

12.	RELATED PARTY TRANSACTIONS

13.	NON-GAAP FINANCIAL MEASURES

14.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

15.	FUTURE ACCOUNTING CHANGES

16.	INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

17.	CAUTIONARY NOTES REGARDING FORWARD-LOOKING STATEMENTS AND MINERAL RESERVES AND MINERAL RESOURCES ESTIMATES

SILVER STANDARD RESOURCES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE FINANCIAL POSITION AND RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2014

This Management's Discussion and Analysis ("MD&A") is intended to supplement the audited consolidated financial statements of Silver Standard Resources Inc. ("we", "us" or "our") for the year ended December 31, 2014, and the related notes thereto, which have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB").

All figures are expressed in U.S. dollars except where otherwise indicated. This MD&A has been prepared as of February 19, 2015, and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2014.

Additional information, including our most recent Annual Information Form and Form 40-F is available on SEDAR at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission ("SEC") website at www.sec.gov.

This MD&A contains "forward-looking statements" that are subject to risk factors set out in a cautionary note contained in section 17. We use certain non-GAAP financial measures in this MD&A which are descibed in section 13 "Non-GAAP Financial Measures". We use Mineral Reserves and Mineral Resources classifications in this MD&A, which differ significantly from the classifications required by the SEC as set out in the cautionary note contained in section 17.

1.	FOURTH QUARTER AND FULL YEAR 2014 HIGHLIGHTS

▪	Purchased the Marigold mine for $268 million on April 4, 2014, generated $38.8 million of income from mine operations in the first nine months of ownership.

Lower cost profile

▪
Reported cash costs of $838 per payable ounce of gold sold at the Marigold mine for the period from April to December 2014, at the low end of our cash costs guidance range. Fourth quarter cash costs of $665 per payable ounce of gold sold due to strong production in the period.

▪
Reported 2014 cash costs of $12.08 per payable ounce of silver sold at the Pirquitas mine, in line with the lower end of our 2014 cost guidance. Fourth quarter cash costs at Pirquitas totaled $11.76 per payable ounce of silver sold.

Record production

▪
Produced 129,615 ounces of gold at Marigold from April to December 2014, exceeding our 2014 production guidance which had been previously increased to between 110,000 and 120,000 ounces of gold. Produced 67,113 ounces of gold in the fourth quarter, a quarterly record for the Marigold mine since it commenced production in 1988 and 66% higher than the previous quarter.

▪	Produced record 8.7 million ounces of silver and 30.0 million pounds of zinc in 2014. Achieved production guidance for the third consecutive year demonstrating consistent delivery to plan.

▪	$185 million in cash and cash equivalents as at December 31, 2014, an increase of $50 million quarter-on-quarter due to strong production and sales.

▪
2014 resource development drilling program at the Marigold mine added higher grade Mineral Resources from the 8 South pit area into the resource base, as reported in our release dated December 12, 2014.

▪
Adjusted income before tax of $1.1 million in the fourth quarter of 2014. Adjusted loss after tax for the fourth quarter was $6.3 million or $0.08 per share and for 2014 was $24.2 million or $0.30 per share. During the fourth quarter of 2014, non-cash, pre-tax impairment charge and write-downs of $51.5 million related to Pirquitas were recognized, including $11.3 million stockpiles within fourth quarter cost of sales and income from operations. Reported net loss for 2014 was $126.4 million.

2.	OUTLOOK

This section of the MD&A provides management's production and cost estimates for 2015. Major capital, exploration and development expenditures are also discussed. These are “forward-looking statements” and subject to the cautionary note regarding the risks associated with forward-looking statements contained in section 17.
For the full year 2015, we expect:

Operating Guidance		Pirquitas mine	Marigold mine
Gold Production	oz	—	160,000 - 175,000
Silver Production	Moz	9.0 - 10.0	—
Zinc Production	Mlb	10.0 - 12.0	—
Cash cost per payable ounce sold (1)	$/oz	11.50 - 12.50	725 - 800
Capital Expenditures	$M	10	20
Capitalized Stripping Costs	$M	—	25
(1) We report the non-GAAP financial measure of cost per payable ounce of silver and gold sold to manage and evaluate operating performance at the Pirquitas mine and the Marigold mine. See “Cautionary Note Regarding Non-GAAP Measures” in section 13.

At the Pirquitas mine, silver production is expected to increase over 2014 as mining progresses through the higher grade portions of the San Miguel Phase 2 open pit with stable cash costs per payable ounce of silver sold. Capital expenditures of $10 million in 2015 consist principally of mine and plant capital spares and initial work on the stage 5 tailings dam.

Our gold production from the Marigold mine is expected to increase due to full year ownership of the asset. Production is expected to be strongest in the first and fourth quarters of 2015 as a strong end to 2014 carries into the first quarter of 2015 and mining progresses into lower areas of the next phase of the Mackay pit later in the year. Capital expenditures of $20 million in 2015 include approximately $7 million for cell 20 leach pad construction, $9 million for maintenance and capitalized spares for mining equipment and $2 million for capitalized exploration drilling.

Exploration expenditures are forecast to remain at a reduced level of $15 million for 2015. Planned expenditures include $4 million on surface and underground drilling proximate to the Pirquitas mine and $3.5 million of resource delineation drilling at Marigold. Property holdings are being maintained in good standing with limited activities expected at Pitarrilla, while expenditures at San Luis will be conditional upon successful community agreements.

3.	BUSINESS OVERVIEW

We are a resource company focused on the operation, acquisition, exploration and development of precious metal resource properties located in the Americas. With the acquisition of the Marigold mine in Nevada, U.S., on April 4, 2014, for total cash consideration of $268 million after closing adjustments, we have two producing mines and a portfolio of silver resource dominant projects located throughout the Americas. Our focus is on profitable silver production from the Pirquitas mine in Argentina, and gold production from the Marigold mine in Nevada, U.S. During 2014, the Pirquitas mine continued to operate to plan, and we completed the integration of the Marigold mine into our operations, advanced performance optimization initiatives and filed a National Instrument 43-101 Technical Report (the "NI 43-101 Technical Report") dated November 19, 2014. We also completed selective works to enhance value in our large portfolio of mineral projects and properties, which are at various stages of exploration and development.

The Marigold mine is an open-pit gold mine located in Humboldt County, Nevada, U.S. at the northern end of the Battle Mountain-Eureka trend. Nevada is among the world’s most favorable exploration and mining jurisdictions with a stable tax regime, defined permitting process and access to highly qualified labor. The mine has been in continuous production since 1988. Ore is mined by conventional truck and shovel equipment and processed via a large run-of-mine heap leach operation averaging 40,000 tonnes per day.

On October 6, 2014, we released our life of mine plan for Marigold and subsequently filed the NI 43-101 Technical Report. The life of mine plan increased our Mineral Reserves by 2.1 million ounces of gold contained in 129.7 million tonnes at a grade of 0.51 grams per tonne mined over a 13-year operating life. Annual gold production is expected to average 171,500 ounces of gold per year over the next six years, followed by two higher grade years averaging 217,000 ounces of gold per year, for an overall average of 186,700 ounces produced over the nine years of active mining to 2023. Our forward focus is on further refining the Marigold mine plan to optimize activities for the prevailing metal price environment, improving the performance of the new mine fleet and shovel investments to reduce unit mining costs and exploration to add Mineral Resources and Mineral Reserves.

With the acquisition of the Marigold mine, our financial performance is impacted by both silver and gold prices. Silver prices performed negatively in 2014 with the price of silver declining 20% to an average of $19.08 per ounce in 2014 from an average of $23.82 per ounce in 2013. Most of this silver price decline occurred in the fourth quarter of 2014, with prices trading in a range between $15.30 and $17.40 per ounce. Gold prices were reasonably consistent following the acquisition of Marigold, trading within a range of $1,140 and $1,300 per ounce, with an average of $1,257 per ounce. Through 2014, silver underperformed gold, with gold to silver ratios widening from 60:1 to almost 70:1. At the end of 2014, we saw precious metals prices remaining under pressure, with silver prices closing at $15.97 per ounce and gold prices closing at $1,213 per ounce on December 31, 2014.

This downward trend in precious metal prices in the fourth quarter resulted from the increased strength of the U.S. dollar driven by renewed optimism of U.S. economic performance relative to the global economy and expectations of higher U.S. interest rates. In January of 2015, however, weaker than expected Chinese growth forecast, a surprise move by Switzerland to abandon the cap on the value of the Swiss franc against the Euro, declining oil prices and a new program of quantitative easing for the Eurozone all contributed to a rise in precious metal prices with gold rebounding above $1,290 per ounce and silver above $18.00 per ounce. Prices have subsequently retreated but silver remains above year end levels. The continued backdrop of economic uncertainty and global geographical tensions in the Middle East and Ukraine, however, continues to make the commodity price environment extremely volatile.

During the second half of 2014, there was a significant reduction in oil prices from $100.06 at June 30, 2014, to $53.70 per barrel at December 31, 2014, with further declines in early 2015. Diesel is a significant consumable at our operations and the decline in diesel prices is having a positive impact on our cost structure at the Marigold mine. In Argentina, however, diesel prices are regulated by the government so we have not experienced any significant reduction in diesel cost at the Pirquitas mine.

In addition to the global macroeconomic environment, the Pirquitas mine operates within a tightly-controlled regulatory environment in Argentina. Importation of goods and services into Argentina requires pre-approval, which has caused delays in obtaining certain parts and supplies. The Central Bank of Argentina regulates U.S. dollar flows into and out of the country, with Central Bank approval required for all foreign exchange transactions. Argentina continues to experience high inflation with a currency that, generally, depreciates against our reporting currency, the U.S. dollar. During January 2014, the Argentine peso underwent a devaluation of approximately 25% as a result of a government policy change, although subsequently reversed to a more gradual devaluation trajectory and closed on December 31, 2014, at an exchange rate of 8.54 Argentine pesos for 1 U.S. dollar. Even though we recovered $30.7 million of value added tax ("VAT") receivables in 2014, VAT recovery remains a highly regulated, complex and, at times, lengthy collection process. All of these factors directly impact our business in Argentina.

4.	RESULTS OF OPERATIONS

Consolidated results of operations

The following table presents consolidated operating information for our Pirquitas and Marigold mines. Additional operating information is provided in the sections relating to the individual mines.

	Three months ended				Total
Operating data	March 31, 2014	June 30, 2014	September 30, 2014	December 31, 2014	2014	2013

Consolidated production and sales:
Silver produced ('000 oz)	1,918	2,042	2,551	2,222	8,733	8,216
Zinc produced ('000 lbs) (1)	8,844	9,319	7,030	4,817	30,010	27,037
Silver sold ('000 oz)	1,596	1,926	1,859	2,764	8,145	8,693
Zinc sold ('000 lbs) (1)	10,227	5,307	8,062	8,745	32,341	23,524

Gold produced (oz)	—	22,060	40,442	67,113	129,615	—
Gold sold (oz)	—	21,990	38,245	68,748	128,983	—

Silver equivalent production ('000 oz) (2)	1,918	3,467	5,114	6,910	17,409	8,216

Realized silver price ($/oz) (3)	20.38	19.89	19.99	17.18	19.15	23.77
Realized gold price ($/oz) (3)	—	1,285	1,267	1,200	1,234	—

Cash costs ($/oz) - payable silver from Pirquitas mine (3)	12.36	12.18	12.22	11.76	12.08	12.87
Cash costs ($/oz) - payable gold from Marigold mine (3)	—	1,103	997	665	838	—

Financial data ($000s)
Revenue	33,736	64,287	79,269	122,830	300,122	174,686
Income from mine operations (4)	5,924	11,022	6,258	12,996	36,200	5,184

(1)	Data for zinc production and sales relate only to zinc in zinc concentrate as any zinc metal within our silver concentrate does not generate revenue.

(2)
Silver equivalent ounces have been established using the realized silver and gold prices in the quarter and applied to the recovered metal content of the gold bullion produced by the Marigold mine. We have not included zinc as it is considered a by-product.

(3)
We report non-GAAP cost per payable ounce of precious metal sold and realized metal prices to manage and evaluate operating performance at our mines. For a better understanding and a reconciliation of these measures to cost of sales, as shown in our consolidated statements of comprehensive income, please refer to “Non-GAAP Financial Measures” in section 13 of this MD&A.

(4)
Income from mine operations for the quarter ended December 31, 2014, and the year ended December 31, 2013, includes $11.3 million and $12.2 million, respectively, of write-down of stockpile inventory to its net realizable value ("NRV").

Pirquitas Mine, Argentina

	Three months ended				Total	Total
Operating data	March 31, 2014	June 30, 2014	September 30, 2014	December 31, 2014	2014	2013
Total material mined (kt)	4,208	4,052	4,315	3,816	16,391	17,423
Waste removed (kt)	3,840	3,550	3,831	3,168	14,389	15,958
Strip ratio	10.4	7.1	7.9	4.9	7.2	10.9
Silver mined grade (g/t)	163	167	160	150	159	186
Zinc mined grade (%)	1.94	2.07	1.36	0.97	1.52	2.28
Mining costs ($/t mined)	2.40	2.80	2.93	3.18	2.94	2.88
Ore milled (kt)	406	402	407	372	1,587	1,575
Silver mill feed grade (g/t)	204	213	248	222	221	217
Zinc mill feed grade (%)	2.02	2.19	1.79	1.12	1.79	1.63
Processing cost ($/t milled)	20.09	21.13	23.30	22.46	21.73	24.72
Silver recovery (%)	72.1	74.3	78.7	83.8	77.3	74.9
Zinc recovery (%) (1)	48.9	48.0	43.8	52.6	47.9	48.0

Silver produced ('000 oz)	1,918	2,042	2,551	2,222	8,733	8,216
Zinc Produced ('000 lbs) (1)	8,844	9,319	7,030	4,817	30,010	27,037
Silver sold ('000 oz)	1,596	1,926	1,859	2,764	8,145	8,693
Zinc Sold ('000 lbs) (1)	10,227	5,307	8,062	8,745	32,341	23,524

Realized silver price ($/oz) (2)	20.38	19.89	19.99	17.18	19.15	23.77

Cash costs ($/oz) (2)	12.36	12.18	12.22	11.76	12.08	12.87
Total costs ($/oz) (2)	17.42	16.34	17.11	17.40	17.08	19.68

Financial Data ($000s)
Revenue	33,736	36,261	30,874	40,322	141,193	174,686
Income (loss) from mine operations (3)	5,924	7,758	(308)	(16,010)	(2,636)	5,184
Capital investments	2,514	3,200	2,376	2,033	10,123	28,102
Capitalized deferred stripping	5,580	3,156	4,435	—	13,171	8,817
Exploration expenditures	140	1,125	173	1,284	2,722	2,205

(1)	Data for zinc production and sales relate only to zinc in zinc concentrate as any zinc metal within our silver concentrate does not generate revenue.

(2)
We report the non-GAAP financial measure of cost per payable ounce of silver sold and realized silver prices to manage and evaluate operating performance at the Pirquitas mine. For a better understanding and a reconciliation of these measures to cost of sales, as shown in our consolidated statements of comprehensive income, please refer to “Non-GAAP Financial Measures” in section 13.

(3)
Income (loss) from mine operations for the quarter ended and year ended December 31, 2014, and the year ended December 31, 2013, includes $11.3 million and $12.2 million, respectively, of write-down of stockpile inventory to its NRV.

Mine production

The Pirquitas mine produced 2.2 million ounces of silver during the fourth quarter of 2014, lower than the 2.6 million ounces produced in the third quarter of 2014 due to lower ore milled and mill feed silver grades, which were partially offset by improved recoveries. Mill feed in the fourth quarter was solely from ore mined from the open pit in the period while third quarter silver production benefited from higher grade stockpiled material. In the fourth quarter of 2014, zinc production declined as planned to 4.8 million pounds of zinc in zinc concentrate.

Ore was milled at an average rate of 4,045 tonnes per day in the fourth quarter. The average silver grade of ore milled was 222 g/t, slightly lower than the 248 g/t reported in the third quarter which benefited from previously mined higher grade stockpiled material. The average recovery rate for silver in the fourth quarter increased to 83.8% from 78.7% in the previous quarter as the mill processed fresh sulphide feed from the open pit and process control improvements positively impacted plant operating performance. Zinc recovery to zinc concentrate was 53%, representing a 21% improvement over the previous quarter, achieved despite a drop in zinc head grade.

During 2014, the mine produced a record 8.7 million ounces of silver, higher than the 8.2 million ounces produced in 2013 primarily due to higher silver recovery in 2014.

In 2014, Pirquitas also produced 30.0 million pounds of zinc in zinc concentrate, a record for the mine, reflecting higher zinc grades as we mined more of the zinc-rich Potosi area of the San Miguel open pit, combined with improved recoveries.

Mine operating costs

We further advanced our continuous improvement initiatives at the Pirquitas mine after completing a cost restructuring program at the operation through late 2013.

Cash costs, which include cost of inventory, treatment and refining costs, and by-product credits, were $11.76 per payable ounce of silver sold in the fourth quarter of 2014 compared to $12.22 per payable ounce of silver sold in the third quarter of 2014. Cost of inventory remained similar to the third quarter of 2014 due to higher total spend required to achieve the higher production levels, in part caused by longer hauls, higher fuel consumption and higher mobile maintenance costs.

Cash costs per payable ounce of silver sold in 2014 decreased to $12.08 from $12.87 in 2013 per payable ounce of silver sold, mainly due to higher by-product credits in 2014 than in 2013.

Total costs, which add silver export duties, depreciation, depletion and amortization to cash costs, were $17.40 per payable ounce of silver sold in the fourth quarter of 2014, slightly above $17.11 per payable ounce of silver sold in the third quarter of 2014 following a reduction in estimated mine life. Depletion, depreciation and amortization was higher on a per ounce sold basis in the fourth quarter of 2014 compared to the third quarter of 2014, whereas the silver export duties were slightly lower than in the previous quarter due to timing of shipments.

Total costs per payable ounce of silver sold in 2014 decreased to $17.08 from $19.68 in 2013 mainly due to asset impairment recorded in the second quarter of 2013 which reduced depreciation being charged.

The Pirquitas mine remains focused on costs and driving further operational efficiencies that will sustain cash flows in a lower silver price environment.

Cash costs and total costs per payable ounce of silver sold are non-GAAP financial measures. Please see the discussion under "Non-GAAP Financial Measures" in section 13.

Mine sales

We sold 8.1 million ounces of silver in 2014, compared to 8.7 million ounces in 2013. Sales were lower than in 2013 due to timing of shipments and contractual revenue recognition points. In 2014, we shipped material containing 8.6 million ounces of silver, which met planned inventory levels at site. We also sold 32.3 million pounds of zinc in 2014, well in excess of the 23.5 million pounds sold in 2013, due to the increase in zinc production in 2014.

Silver sales totaled 2.8 million ounces for the quarter, a 49% increase from the third quarter, as higher scheduled shipments reduced inventory levels.

Exploration at Pirquitas

At Pirquitas, we are focused on near-mine exploration to identify additional Mineral Resources to extend the life of current operations.  In support of these activities, we secured access to explore an extensive adjacent property, which increased our land position by 4,417 hectares. We have commenced a field exploration program, which has to date defined several prospective areas with drill targets, located within a three kilometre radius of the active open pit. These targets hold potential for silver-zinc mineralization in open pit and underground configurations.
Initial drill testing on these areas was performed in the fourth quarter of 2014 and we completed 3,117 metres of surface reconnaissance core drilling in 17 drill holes on prospects proximal to our current open pit operations. Results to date from this surface drilling show that two targets outside the San Miguel pit area warrant further assessment as they yielded anomalous silver results. Closer to the San Miguel pit, the Medano target yielded an intersected length of eight metres at a grade of 198 g/t of silver, which will be assessed further from underground.
Resource upgrade drilling also commenced in the San Miguel zone, on the Chocaya and Oploca vein sets, underlying the existing open pit workings. By the end of 2014, we completed five drill holes from existing underground workings, for a total of 1,717 metres. We have intersected multiple sub-parallel vein systems, with grades and mineralized widths in the main veins in line with expectations. Drilling continues and a detailed geotechnical assessment is underway. We are evaluating the option to extend the original drilling program from the planned 4,700 metres. Studies have also commenced to assess the potential for underground, high-grade mill feed from these vein systems and will continue through the first half of 2015.
Export duties

We entered into a fiscal stability agreement (the “Fiscal Agreement”) with the Federal Government of Argentina in 1998 for production from the Pirquitas mine. In December 2007, the National Customs Authority of Argentina (Dirección Nacional de Aduanas) levied an export duty of approximately 10% from concentrates for projects with fiscal stability agreements pre-dating 2002 and the Federal Government has asserted that the Pirquitas mine is subject to this duty. We have challenged the legality of the export duty applied to silver concentrates and the matter is currently under review by the Federal Court (Jujuy) in Argentina.

The Federal Court (Jujuy) granted an injunction in our favor effective September 29, 2010 that prohibited the Federal Government from withholding the 10% export duty on silver concentrates (the “Injunction”), pending the decision of the courts with respect to our challenge of the legality of the application of the export duty. The Injunction was appealed by the Federal Government but upheld by each of the Federal Court of Appeal (Salta) on December 5, 2012 and the Federal Supreme Court of Argentina on September 17, 2013. The Federal Government also appealed the refund we claimed for the export duties paid before the Injunction, as well as matters of procedure related to the uncertainty of the amount reclaimed; however, on May 3, 2013, such appeal was dismissed by the Federal Court of Appeal (Salta). In September 2014, the Federal Tax Authority in Argentina filed an application with the Federal Court (Jujuy) to lift the Injunction and requiring payment of the export duty and payment of applied interest charges. We filed a response to such application on October 14, 2014 and a decision is pending.

As of December 31, 2014, we have paid $6.6 million in export duties, for which we have filed for recovery. In accordance with the Injunction, we have not been paying export duties on silver concentrates but continue to accrue export duties. At December 31, 2014, we have accrued a liability totaling $56.1 million (December 31, 2013 - $48.2 million), for export duties with no accrual for interest charges, and have recorded a corresponding increase in cost of sales in the relevant period. The application of interest charges is uncertain, but if applied from the date each duty was levied, and based on current U.S. dollar rates, is estimated to be in the range of $4 million to $6.5 million. The final amount of export duties and interest, if any, to be paid or refunded depends on a number of factors including the outcome of litigation. Changes in our assessment of this matter could result in material adjustments to our consolidated statement of loss.

Marigold mine, U.S.

	Three months ended			Total
Operating data	June 30, 2014	September 30, 2014	December 31, 2014	2014 (1)
Total material mined (kt)	18,338	18,832	18,426	55,596
Waste removed (kt)	15,986	13,821	14,587	44,394
Strip ratio	6.8	2.8	3.8	4.0
Mining cost ($/t mined)	1.70	1.61	1.62	1.64
Total ore stacked (kt)	2,352	5,011	3,839	11,202
Gold stacked grade (g/t)	0.34	0.53	0.84	0.60
Processing cost ($/t processed)	1.59	0.86	1.06	1.08
Gold recovery (%)	73.0	73.0	73.0	73.0

Gold produced (oz)	22,060	40,442	67,113	129,615
Gold sold (oz)	21,990	38,245	68,748	128,983

Realized gold price ($/oz) (2)	1,285	1,267	1,200	1,234

Cash costs ($/oz) (2)	1,103	997	665	838
Total costs ($/oz) (2)	1,135	1,095	778	933

Financial data ($000s)
Revenue	28,026	48,395	82,508	158,929
Income from mine operations	3,264	6,566	29,006	38,836
Capital investments	2,296	4,486	4,375	11,157
Capitalized deferred stripping	7,611	2,144	19,127	28,882
Exploration expenditures (3)	458	796	3,224	4,478

(1)
Data presented in this table is for the period April 1 to December 31, 2014, the period for which we were entitled to all economic benefits of the Marigold mine under the purchase and sale agreement dated February 3, 2014 entered into with subsidiaries of Goldcorp Inc. and Barrick Gold Corporation (the “Purchase and Sale Agreement").

(2)
We report the non-GAAP financial measure of cost per payable ounce of gold sold and realized gold prices to manage and evaluate operating performance at the Marigold mine. For a better understanding and a reconciliation of these measures to cost of sales, as shown in our consolidated statements of comprehensive income, please refer to “Non-GAAP Financial Measures” in section 13 of this MD&A.

(3)	Includes capitalized and expensed exploration expenditures.

Mine production

We produced 67,113 gold ounces in the fourth quarter of 2014, 66% higher than the third quarter production of 40,442 ounces. As planned, mined material through late third quarter and in the fourth quarter was primarily from the higher grade lower benches of the Mackay Phase 1 pit, leading to increased ounces stacked on the leach pads through this period.

A total of 18.4 million tonnes of material were mined in the fourth quarter of 2014, compared to 18.8 million tonnes mined in the third quarter. Approximately 3.8 million tonnes of ore were delivered to the heap leach pads at a gold grade of 0.84 g/t, which represents approximately 75,600 recoverable ounces of gold stacked during the quarter. This compares to 5.0 million tonnes of ore delivered to the heap leach pads at a grade of 0.53 g/t in the third quarter of 2014, representing approximately 62,500 recoverable ounces of gold. Grade mined in the fourth quarter was 59% higher than the third quarter. Stripping of the next phase of the Mackay pit commenced in the fourth quarter, leading to an expected increase in the strip ratio in the quarter.

Gold production for the nine months ending December 31, 2014, totaled 129,615 ounces. This was above plan due to a strong fourth quarter performance as the lower benches of Mackay Phase 1 pit delivered more ore at higher grade than expected.

During the period from acquisition to the end of 2014, the mine moved 55.6 million tonnes of material, of which 11.2 million tonnes of ore were delivered to the leach pads at a gold grade of 0.60 g/t. The average strip ratio was 4.0 over this period.

Mine operating costs

Cash costs, which include all costs of inventory, refining costs and royalties, were $665 per payable ounce of gold sold in the fourth quarter of 2014, compared to $997 per payable ounce of gold sold in the third quarter of 2014, the reduction resulting from a higher number of ounces produced in the period. Cash costs declined as expected during the period from acquisition to December 31, 2014, due to the planned production profile and were $838 per payable ounce of gold sold for the period, at the lower end of our guidance range.

Total costs, which include depreciation, depletion and amortization, were $778 per payable ounce of gold sold in the fourth quarter of 2014, compared to $1,095 per payable ounce of gold sold in the third quarter of 2014.

Cash costs since acquisition were impacted by the fair value attributed to the acquired leach pad inventory as part of the purchase price allocation required under IFRS. The entire value attributed to leach pad inventory was considered as a cash component with no allocation to previously incurred depreciation.

In the period from acquisition to December 31, 2014, total costs were $933 per payable ounce of gold sold with site operating costs at similar levels as the third quarter of 2014. Depreciation, depletion and amortization was higher in the third quarter as the initial inventory acquired did not include any depreciation. As a result, this non-cash component increased over the prior quarter, however, by the year end it was at normalized levels as depreciation was charged to inventory.

Cash costs and total costs per payable ounce of gold sold are non-GAAP financial measures. Please see the discussion under "Non-GAAP Financial Measures" in section 13.

Mine sales

A total of 68,748 ounces of gold was sold at an average price of $1,200 per ounce during the fourth quarter of 2014, an increase of 80% from the 38,245 ounces of gold sold at an average price of $1,267 per ounce during the third quarter of 2014. The increase in sales was a function of increased gold production. In the period from acquisition to December 31, 2014, a total of 128,983 ounces of gold was sold at an average price of $1,234 per ounce.

Exploration

By the end of 2014, under our exploration drill program at Marigold, we had completed a total of 21,653 metres in 116 reverse circulation drill holes on gold oxide targets in the Mackay, Hercules, 5 North and 8 South areas. A total of 81% of those drill holes reported mineralized intercepts above our Mineral Resource cut-off criteria. Positive drill results added higher grade Mineral Resources to the 8 South pit area as reported in our release dated December 12, 2014. These Mineral Resources have been included in our updated Mineral Resources estimate as at December 31, 2014.
We have continued exploration in the 8 South area into 2015 and continue to see positive results from this higher-grade mineralized area. A recently completed drill hole MR-6034 intersected a down-hole interval of 91.4 metres grading at 2.4 g/t gold from a starting depth of 140 metres, including a higher grade interval of 36.5 metres grading at 5.8 g/t gold.  This hole was drilled within the Mineral Resource announced on December 12, 2014, and reported as at December 31, 2014, and will positively impact the grade of estimated blocks proximal to the hole.

The deep sulphide exploration project seeks to evaluate the potential for a high-grade underground mineral deposit at Marigold. In the fourth quarter of 2014, we completed one core drill hole to 1,235 metres depth and two more were in progress at December 31, 2014, for a total of 2,829 metres drilled. Drill results have confirmed the existence of permissive rock units underlying the oxide-ore bearing Valmy formation currently being mined. Geological and structural assessment will continue through next year, with three further deep core drill holes planned for 2015.

5.	REVIEW OF PROJECTS

Pitarrilla, Mexico

Towards the end of 2013, the Mexican government enacted significant changes to the mining tax and royalty regime which had a significant impact on this project. On February 14, 2014, we were advised that SEMARNAT did not approve the EIA for the Pitarrilla open pit mine, primarily because sufficient water rights could not be secured.  Our ability to secure water rights is currently limited due to a temporary moratorium on subterranean water exploitation imposed in April 2013 in connection with uncontrolled and over exploited aquifers located throughout Mexico. As a result of these changes, we have limited project activities at Pitarrilla. In light of the foregoing, we have reclassified the Mineral Reserves at Pitarrilla project to Mineral Resources.

Expenditures at the Pitarrilla project during 2014 were $3.9 million, compared to $9.5 million in 2013. Project activities during 2014 were limited to surface rights acquisition, review of alternative development options and brownfields exploration activities on our land holdings adjacent to the Pitarrilla project.

The project remains an important development asset in our portfolio with significant Mineral Resources of silver, lead and zinc. We will continue to meet our community and other commitments.

San Luis, Peru

The San Luis project comprises a 35,000 hectare area which includes several vein systems across an area of land whose surface rights are held by two separate communities, Ecash and Cochabamba. A feasibility study was completed on the Ayelén vein and the EIA was approved in 2012. The execution of the mining project requires land access negotiations to be completed with both communities.

In the fourth quarter of 2014 we experienced continued delay in a continuing dialogue with Ecash community. Furthermore, discussions with the Cochabamba community concerning access for exploration activities, prompted us to deliver notice on our land access agreements with the Cochabamba community. We are pursuing revised agreements with Cochabamba that provide for a balanced and sustainable relationship between the parties. We continue to seek re-engagement opportunities with the Ecash community. Community elections for both the Ecash and Cochabamba community official representatives were held recently, and this provides an opportunity to re-open meaningful discussions going into the first half of 2015.
Expenditures at our wholly-owned San Luis project during 2014 amounted to $5.5 million compared to $6.4 million in 2013. San Luis remains a high value development asset in our portfolio and we continue to pursue community agreements to enable the project to advance.

6.	SUMMARIZED ANNUAL FINANCIAL RESULTS

The following table sets out selected annual financial results, expressed in thousands of U.S. dollars, except per share amounts:

	Years ended December 31
	2014	2013	2012
		(Restated) (1)	(Restated) (1)
Revenue	300,122	174,686	241,120
Income from mine operations	36,200	5,184	58,105
Impairment charges	(40,250)	(202,440)	—
Operating income (loss)	(52,497)	(244,154)	21,741
Gain on sale of mineral properties	15,913	67,821	—
Net income (loss) attributable to shareholders	(126,393)	(230,016)	32,405
Basic earnings (loss) per share	(1.57)	(2.85)	0.40
Diluted earnings (loss) per share	(1.57)	(2.85)	0.40
Cash dividends per share	—	—	—

	As at December 31
	2014	2013	2012
		(Restated) (1)	(Restated) (1)
Cash and cash equivalents	184,643	415,657	366,947
Total assets	986,249	1,032,735	1,167,731
Non-current financial liabilities	197,134	187,130	—

(1) 2012 restated for adoption of IFRIC 20 and in 2012 and 2013 restated for change in exploration and evaluation expenditure accounting policy, as discussed in section 14.

Review of Annual Financial Results

The financial results for the year ended December 31, 2014, include the results of operations of the Marigold mine for the period from April 1 to December 31, 2014, the period for which we were entitled to all economic benefits under the Purchase and Sale Agreement.

Net loss for the year ended December 31, 2014 was $126.4 million ($1.57 per share) compared to a net loss of $230.0 million ($2.85 per share) in the year ended December 31, 2013. The losses in 2014 and 2013 were both materially impacted by the non-cash asset impairment charges and write downs following significant declines in silver prices in both years. In 2014, we recognized impairment charges of $51.7 million and in 2013 we had impairments of $225.7 million, whereas none were recorded in 2012. In 2014, we recognized an impairment charge of $40.3 million against the Pirquitas mine and wrote off $11.3 million of low grade stockpiles. In 2013, the write-down of the Pirquitas mine was $213.5 million and the inventory write-down was $12.2 million. In 2014, the net loss was also impacted by $12.0 million of deferred tax relating to foreign withholding taxes. The following is a summary and discussion of other significant components of income and expenses recorded during 2014 compared to 2013.

In 2014, we recognized revenues of $300.1 million, compared to $174.7 million in 2013, with the main reason for the increase being the acquisition of the Marigold mine in April 2014 which contributed revenues of $158.9 million.

•
At Pirquitas we recognized revenues of $141.2 million in 2014, a reduction of $33.5 million from the $174.7 million recognized in 2013. The decline in revenue was due to both a reduction of silver sold (8.1 million ounces were sold in 2014 compared to 8.7 million ounces in 2013) and realized prices whereby we realized an average silver price of $19.15 per ounce in 2014, excluding the impact of period-end price adjustments, compared to $23.77 per ounce in 2013. These two negative variances were offset to some extent by the sale of 32.3 million pounds of zinc in 2014 compared to 23.5 million pounds in 2013 at similar prices. Sales of our silver and zinc concentrates were also impacted by period-end price adjustments for unsettled ounces which had a negative impact of $2.8 million in 2014, similar to the negative impact of $2.4 million in 2013.

•	At Marigold, we sold 128,983 ounces of gold at an average price of $1,234 per ounce, generating a total revenue of $158.9 million.

Cost of sales for the year ended December 31, 2014, was $263.9 million, compared to $169.5 million in 2013, mainly due to the acquisition of Marigold which accounted for $120.1 million of cost of sales.

•
At Pirquitas for the year ended December 31, 2014 cost of sales was $143.8 million compared to $169.5 million in 2013, with a resulting loss from mine operations of $2.6 million, compared to an income from mine operations of $5.2 million in 2013. Both periods were negatively impacted by non-cash write-downs of stockpile inventories amounting to $11.3 million and $12.2 million in 2014 and 2013, respectively. Gross margin was negative of 1.8% in 2014, compared to a positive margin of 3.1% in 2013, the reduction mainly due to the decrease in average realized silver price per ounce sold.

•	At Marigold cost of sales for the period since acquisition was $120.1 million, generating income from mine operations of $38.8 million and a gross margin of 32%.

General and administrative expenses for the year ended December 31, 2014 of $21.9 million were lower than the $23.4 million recorded in 2013. Salaries, benefits and consulting costs incurred in 2014 were $4.6 million lower than 2013 due to one off restructuring costs incurred in 2013. This reduction was somewhat offset by higher share-based payment expenses in 2014.

Expensed exploration and evaluation expenses were $21.2 million for 2014 compared to $23.5 million in 2013. These relate primarily to the drill programs at the San Luis project and preparation of the new life of mine plan, and property holding costs at other locations.

We incurred business acquisition costs of $5.4 million in the year ended December 31, 2014, relating to the acquisition of the Marigold mine. No costs of this nature were incurred in the comparative period in 2013.

During the 2013, we recorded a gain on derecognition of our investment in associate, Pretium Resources Inc. ("Pretium"), of $22.0 million. This gain arose as a result of the change in accounting treatment for this investment from equity accounting to an available-for-sale financial ("AFS") asset, which occurred during the second quarter of 2013. We also recorded a dilution gain totaling $2.1 million from our investment in Pretium in 2013 prior to derecognizing it as an asset. These non-cash gains resulted from Pretium completing several private placements in respect of which we did not participate. Now that we recognize the investment as an AFS asset, we recognize all changes in fair value of the share price within other comprehensive income.

During 2014, we completed the sale of the Challacollo project located in Chile, generating a pre-tax gain on sale of $15.9 million. On December 30, 2013, we completed the sale of our San Agustin project located in Mexico to Argonaut. The gain recorded in 2013 on the sale of this mineral property was $67.8 million (restated) before tax expense of $16.3 million. As partial consideration of the sale of the San Agustin project, we received 5.1 million common shares of Argonaut Gold Inc. ("Argonaut"). We sold 3.6 million shares of Argonaut under a hedging arrangement for pre-tax proceeds of $16.8 million, realizing a derivative gain of $2.8 million. The underlying value of the unhedged shares declined by $4.5 million, which was recorded in the consolidated statement of loss.

During 2014, we recorded $26.4 million of interest expense and other financing costs compared to $23.1 million in 2013.

At December 31, 2014 we held marketable securities with a value of $104.8 million compared to $129.3 million at December 31, 2013. Transactions completed in the year and fair value movements had the following impact on the consolidated statement of income and the consolidated statement of other comprehensive income:

•
Income statement - During the twelve months ended December 31, 2014, we recognized realized and unrealized losses of $11.4 million compared to $13.1 million in 2013. Realized losses in 2014 were $5.2 million following the sale of securities, while we also recorded unrealized losses of $6.2 million on securities designated at fair value through profit and loss ("FVTPL"). An unrealized loss of $13.0 million in 2013 was due to impairment charges on securities designated as AFS.

•
Other comprehensive income - During the twelve months ended December 31, 2014, we recognized an unrealized gain of $11.8 million on marketable securities compared to a loss of $54.1 million in 2013, due to fair value movements in securities designated as AFS.

We recorded foreign exchange losses for year ended December 31, 2014 of $25.2 million compared to losses of $31.9 million in 2013. Our main foreign exchange exposures are related to net monetary assets denominated in Argentine pesos, and Canadian and Australian dollars. The Argentine peso significantly weakened in January 2014 against the U.S. dollar with slow and gradual devaluation thereafter, but over the remainder of the year the devaluation was very similar to that in 2013. During 2013, the foreign exchange loss was higher because the magnitude of our Argentine peso balances was greater than in 2014. In addition, a weakening of the Canadian dollar and the Australian dollar relative to the U.S. dollar generated losses in 2014 whereas such currencies remained relatively stable in 2013.

For the year ended December 31, 2014, we recorded an income tax expense of $30.6 million compared to an income tax expense of $11.3 million in 2013. In 2014 the income tax expense includes a derecognition of deferred tax assets arising from foreign tax credits related to prior year interest withholding tax paid on interest earned from the Pirquitas operation in Argentina and current year interest withholding tax paid ($17.3 million), US AMT and Nevada Net Proceeds of Mines tax liability from the Marigold operation and movement in deferred tax attributes from the Marigold operations. The continued devaluation of the Argentine peso against the U.S. dollar and tax incurred on the sale of the Challacollo property in Chile also impacted the tax expense. Offsets to income tax expense items include deferred recovery relating to mark-to-market value changes on marketable securities and losses generated through corporate general and administrative expenses.

In 2013, the income tax expense is the result of Pirquitas operations, the continued devaluation of the Argentine peso against the U.S. dollar, the taxable sale of the San Agustin project in Mexico, the reversal of deferred tax assets at the time of the write-down of the Pirquitas mine in the second quarter of 2013 and the establishment of a deferred income tax liability due to the introduction of the Mexican mining royalty of 7.5% in December 2013. Offsets to the income tax expense items include losses generated through corporate general and administrative expenses, refunds of income taxes from past years and foreign exchange.

Realized silver and gold price is a non-GAAP financial measure. Please, see the discussion under "Non-GAAP Financial Measures" in section 13.

7.	QUARTERLY FINANCIAL REVIEW

The following table sets out selected financial results for each of the eight most recently completed quarters, expressed in thousands of U.S. dollars, except per share amounts:

	2014				2013
	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar
		(restated)(1)	(restated)(1)	(restated)(1)	(restated)(1)	(restated)(1)	(restated)(1)	(restated)(1)
	$000s	$000s	$000s	$000s	$000s	$000s	$000s	$000s
Revenue	122,830	79,269	64,287	33,736	49,026	43,944	32,654	49,062
Income (loss) from mine operations	12,996	6,258	11,022	5,924	3,985	5,732	(18,971)	14,438
Net income (loss) before tax	(56,789)	(17,600)	(10,056)	(11,370)	45,652	(18,470)	(236,372)	(9,505)
Net income (loss) after tax	(86,222)	(17,576)	(10,156)	(12,439)	36,212	(18,980)	(237,632)	(9,616)

Basic earnings (loss) per share	(1.07)	(0.21)	(0.13)	(0.15)	0.57	(0.24)	(2.94)	(0.13)
Diluted earnings (loss) per share	(1.07)	(0.21)	(0.13)	(0.15)	0.57	(0.24)	(2.94)	(0.13)

Cash and cash equivalents	184,643	135,174	102,162	396,413	415,657	401,384	435,805	461,846
Total assets	986,249	1,036,624	1,098,898	1,019,711	1,032,735	1,010,159	1,020,730	1,271,809
Working capital	368,948	363,420	427,544	586,979	577,345	608,165	630,414	588,178
Non-current financial liabilities	197,134	194,570	192,050	189,580	187,130	184,791	182,486	180,224

(1) Restated for the change in the exploration and evaluation costs accounting policy as discussed in section 14.

In the second, third and fourth quarters of 2014, revenue includes $28.0 million, $48.4 million and $82.5 million, respectively, of revenue generated by the Marigold mine. Otherwise, the volatility in revenue over the past eight quarters has resulted from fluctuations in commodity prices, sales volumes, and certain operational and regulatory circumstances. Except for the effect of the rainy season at the Pirquitas mine on production in the first quarter of each year, there are no significant seasonal fluctuations in the results for the presented periods. Following a significant decrease in the second half of 2013, the average realized silver price per ounce was fairly consistent in the first three quarters of 2014. Silver prices decreased again in the fourth quarter of 2014. Income (loss) from mine operations in the second quarter of 2013 and in the fourth quarter of 2014 was affected by the non-cash write-down of low grade stockpile inventories to their NRV. Excluding the effect of this inventory write-down, income from mine operations followed a similar trend to revenue over the two year period presented, except for the fourth quarter of 2014, when income from Marigold had a very positive impact.

Net income (loss) before tax has fluctuated significantly over the past eight quarters, heavily influenced by significant transactions and commodity prices. In the second, third and fourth quarters of 2014, net income includes $2.6 million, $5.3 million and $20.0 million, respectively, from the Marigold mine operations. In the fourth quarter of 2014, we recorded impairment charges of $51.6 million against the carrying value of the Pirquitas mine, including a write-down of stockpile inventory at the mine to its NRV. In the first quarter of 2014, we sold the Challacollo project in Chile, generating a gain before tax of $15.9 million. This gain was offset by a significant foreign exchange loss of $15.9 million from the devaluation of the Argentine peso. In the fourth quarter of 2013, we sold the San Agustin project in Mexico, which generated a gain before tax of $67.8 million, and in the second quarter of 2013, impairment charges of $222.3 million were recorded against the carrying value of the Pirquitas mine, assets held for sale and exploration and evaluation assets.

Three months ended December 31, 2014 compared to the three months ended December 31, 2013

Net loss for the three months ended December 31, 2014 was $86.2 million ($1.07 per share), compared to a net income of $36.2 million (0.57 per share) in the same period of 2013. In the fourth quarter of 2014, we recognized a non-cash impairment charge of $40.3 million against the Pirquitas mine and a non-cash write-down of $11.3 million of low grade stockpiles. The following is a summary and discussion of the significant components of income and expenses recorded during the current quarter compared to the same period in the prior year.

In the three months ended December 31, 2014, we recognized total revenues of $122.8 million, compared to $49.0 million recognized in the comparative period of 2013. The main reason for the increase is the acquisition of the Marigold mine in April 2014 which contributed $82.5 million of revenues in the fourth quarter.

•
At the Pirquitas mine, we recognized revenues of $40.3 million in the fourth quarter, $8.7 million lower than the $49.0 million recognized in the same period in 2013. The decline in revenue was primarily the function of lower silver prices as we actually sold more silver ounces in the fourth quarter of 2014 (2.8 million ounces compared to 2.5 million ounces). Realized silver prices in the fourth quarter of 2014 averaged $17.18 per ounce, excluding the impact of period-end price adjustments, compared to $20.79 per ounce in the same period in 2013. In addition zinc sales of 8.7 million pounds in 2014 were lower than the 14.2 million pounds sold in the fourth quarter of 2013. At December 31, 2014, sales contracts containing 1.9 million ounces of silver were subject to final price settlement over the next four months.

•
Revenues in the fourth quarter of 2014 from the Marigold mine were $82.5 million from the sale of 68,748 ounces of gold, realizing an average price of $1,200 per ounce. We did not own the Marigold mine during the comparable quarter in 2013.

Cost of sales for the fourth quarter of 2014 was $109.8 million, compared to $45.0 million in the fourth quarter of 2013, again mainly due to the acquisition of Marigold which comprised $53.5 million in cost of sales.

•
In the fourth quarter of 2014, cost of sales from the Pirquitas mine was $56.3 million compared with $45.0 million in the fourth quarter of 2013, resulting in a loss from mine operations of $16.0 million in the fourth quarter of 2014, compared to an income of $4.0 million in the fourth quarter of 2013. The fourth quarter of 2014 was negatively impacted by a non-cash write-down of low grade stockpile inventory of $11.3 million. Excluding the inventory write-down, in 2014 the mine recognized a negative margin of 12% in the fourth quarter, compared to a positive margin of 8.1% in the fourth quarter of 2013. Excluding the inventory write-down, the Pirquitas mine's gross margin was lower than in 2013, which was mainly due to the lower realized silver prices in the period, as well as a higher depreciation charges reflecting a shorter mine life. On a per unit basis, the cost of inventory was similar in the fourth quarter of 2014 to the fourth quarter of 2013.

•	At Marigold, cost of sales was $82.5 million generating income from mine operations of $29.1 million, equal to a gross margin of 35%.

General and administrative expenses in the three months ended December 31, 2014 of $5.6 million were slightly higher than the $5.4 million recorded in the three months ended December 31, 2013. This increase is principally due to higher share-based compensation.

Exploration and evaluation costs of $6.3 million for the three months ended December 31, 2014 were lower than the $7.4 million for the three months ended December 31, 2013. The costs were higher in 2013 due to the drill programs at our San Luis project and the Pirquitas mine. In the fourth quarter of 2014, the exploration costs related mainly to work performed at the Marigold mine on a deep underground drill program and completion of the new life of mine plan.

On December 30, 2013, we completed the sale of the San Agustin project located in Mexico, generating a pre-tax gain on sale before tax of $67.8 million (restated). There were no such transactions in the fourth quarter of 2014.

During the fourth quarter of 2014, we recognized an unrealized loss of $3.2 million on previously impaired marketable securities and securities designated at FVTPL, compared to a loss of $2.0 million in the same period of 2013. During the fourth quarter of 2014, we also recognized an unrealized gain of $8.5 million on marketable securities in other comprehensive income, compared to a loss of $32.8 million in the fourth quarter of 2013, which resulted from the significant decrease in market value of AFS securities in the comparable quarter.

During the fourth quarter of 2014, we recorded interest expense and other financing costs of $7.3 million compared to the $5.1 million recorded in the fourth quarter of 2013. In each period, $4.5 million is attributable to our $265 million of 2.875% convertible senior notes issued in 2013 (the "2013 Notes"). In the fourth quarter of 2014, we also incurred finance expense in the form of a discount on the sale of our VAT credits in Argentina.

We recorded foreign exchange losses for the three months ended December 31, 2014 of $2.8 million compared to losses of $11.0 million in the three months ended December 31, 2013. Our main foreign exchange exposures are related to net monetary assets denominated in Argentine pesos, and Canadian and Australian dollars. During the three months ended December 31, 2014, this loss resulted from the Argentine peso, Canadian dollar and Australian dollar weakening against the U.S. dollar. In the same period of 2013, the Argentine peso devalued at a higher rate against a larger Argentine peso denominated asset base, while the Canadian and Australian dollars were relatively flat compared to the U.S. dollar.

For the three months ended December 31, 2014, we recorded an income tax expense of $29.6 million compared to an income tax expense of $9.4 million in the three months ended December 31, 2013. Current income tax expense of $4.0 million is primarily due to US AMT and Nevada Net Proceeds of Mine Tax liability from the Marigold operations and payments of interest withholding tax in Argentina. At December 31, 2014, we completed a reorganization of the US entity that holds our Pirquitas mine through an Argentine branch. As a result of this reorganisation this US entity will no longer be subject to US income tax. The previously recognised deferred tax asset comprised of a foreign tax credit arising from interest withholding tax paid in Argentina in 2013 has been derecognized ($12 million). The balance of the deferred income tax expense of $13.9 million is made up of movement in Marigold tax attributes, devaluation of the Argentinian Peso and Peruvian Soles against the US currency, deferred recovery items relating to mark-to-market value changes on marketable securities and losses generated through corporate general and administrative expenses.

In the fourth quarter of 2013, the income tax expense was primarily related to the operations of Pirquitas and the establishment of a deferred income tax liability due to the introduction of the Mexican mining royalty of 7.5 % in December 2013. This was partially offset by the recognition of tax benefits from the foreign tax credit paid for Argentina withholding tax on the interest payment made from MPI Argentina to MPI US and foreign exchange losses.

Realized silver and gold price is a non-GAAP financial measure. Please, see the discussion under "Non-GAAP Financial Measures" in section 13.

8.	LIQUIDITY

At December 31, 2014, we had $184.6 million of cash and cash equivalents, a decrease of $231.0 million from December 31, 2013. The decrease in cash primarily resulted from the cash payment of $267.7 million for the Marigold mine acquisition, as well as pledging $17.6 million as cash collateral to support certain reclamation obligations and a loan facility in Argentina. These were partially offset by positive operating and financing cash flows totaling $74.6 million in 2014.

We manage our liquidity position with the objectives of ensuring sufficient funds available to meet planned operating requirements and providing support to fund strategic growth initiatives. During 2014, our cash position was materially reduced by the cash acquisition of the Marigold mine. In addition to cash flows from operations, we have supplemented our liquidity position by the strategic divestiture of certain mineral property assets and sales of certain marketable securities. We also arranged a $7.5 million Argentine peso-denominated loan facility in Argentina, of which the equivalent of $5.9 million was drawn as at December 31, 2014.

In the year ended December 31, 2014, we generated $68.8 million of cash flows from operating activities and used $298.7 million in investing activities, including $267.7 million relating to the Marigold mine acquisition. Cash flows from investing activities comprised outflows of $54.9 million on capital expenditures, exploration and development projects, deferred stripping and $16.8 million of taxes paid in relation to the sale of the San Agustin and Challacollo projects. Cash inflows comprised $7.5 million of proceeds from the sale of the Challacollo project, $10.0 million of deferred consideration from the sale of the San Agustin project, $39.2 million in proceeds from the disposal of marketable securities and $1.5 million of interest income. We also incurred foreign exchange losses of $7.1 million, before impacts of interest earned, on our foreign cash balances, primarily in Argentina and Canada.

At December 31, 2014, $172.6 million of our cash and cash equivalents was held in Canada, the United States, Europe and Australia. Approximately $60.0 million is invested in short term investments under our investment policy with maturities of 90 days or less providing us with sufficient liquidity to meet corporate needs. At December 31, 2014, we held $6.4 million cash in Argentina.The government of Argentina's regulation of U.S. dollar inflows and outflows restricts our ability to repatriate cash generated by the Pirquitas mine, however, we repatriate cash from Argentina under a fixed schedule of debt repayments.

At December 31, 2014, our working capital position was $368.9 million, a decrease from $584.1 million at December 31, 2013, principally as a result of the acquisition of the Marigold mine for cash.

Our cash balance at December 31, 2014, along with projected operating cash flows are expected to be sufficient to fund planned exploration, development and corporate activities over the next twelve months from the date of this MD&A. We are continuing our cost reduction strategy to preserve capital throughout the organization and to discharge liabilities as they become due, while implementing various optimization activities at both our mines to improve cash generation.

On January 27, 2015, we received a Notice of Reassessment ("NOR") from the Canada Revenue Agency ("CRA") in the aggregate amount of approximately C$41.4 million plus interest of C$6.6 million related to the tax treatment of the 2010 sale of shares of our subsidiary that owned and operated the Snowfield and Brucejack projects. The CRA has asserted that the sale was on account of income and not capital, as we recorded it. Our management strongly disagrees with the CRA’s position in the reassessment and we plan on filing a Notice of Objection and, if necessary, a Notice of Appeal to the Tax Court of Canada. In order to appeal the reassessment, we are required to make a minimum payment of 50% of the reassessed amount claimed by the CRA under the NOR plus interest accrued to the date of the NOR.

The following table summarizes our financial liabilities, operating and capital commitments at December 31, 2014:

	Payments due by period (as at December 31, 2014)					At December 31, 2013
Contractual obligations	Less than one year	1 - 3 years	4-5 years	After 5 years	Total	Total
	$	$	$	$	$	$
Trade and other payables	55,617	—	—	—	55,617	35,841
Current provisions	56,058	—	—	—	56,058	48,169
Current debt	5,922	—	—	—	5,922	—
Convertible notes (i)	—	—	265,000	—	265,000	265,000
Interest on convertible notes (i)	7,619	22,856	11,428	—	41,903	49,522
Capital expenditure commitments	2,596	—	—	—	2,596	6,164
Minimum lease rental and lease payments	412	1,481	383	—	2,276	2,907
Total contractual obligations	128,224	24,337	276,811	—	429,372	407,603

(i) The 2013 Notes mature in 2033 but are redeemable in part or in full at the option of the holder on February 1 at each of 2020, 2023, and 2028, or upon fundamental corporate changes. They are also redeemable by us in part or in full on and after February 1, 2018. The notes bear interest of 2.875% per annum and are convertible into common shares upon specified events at a fixed conversion price of approximately $20.00 per common share.

9.	CAPITAL RESOURCES

Our capital consists of items included in shareholders' equity and debt, net of cash and cash equivalents as follows:

	December 31	December 31
	2014	2013
	$000s	$000s
Shareholders' equity	707,034	707,034
Convertible notes	197,134	187,130
	904,168	894,164

Less: cash and cash equivalents	(184,643)	(415,657)
	719,525	478,507

At December 31, 2014, there was no externally imposed capital requirement to which we are subject and with which we have not complied.

As at December 31, 2014, we had 80,754,434 common shares outstanding and 2,377,065 stock options outstanding which are exercisable into common shares at exercise prices ranging between C$6.48 and C$28.78.

Outstanding share data

The authorized capital consists of an unlimited number of common shares without par value. As at February 19, 2015, the following common shares and options were outstanding:

	Number of shares	Exercise price	Remaining life
		C$	(years)
Capital stock	80,754,434
Stock options	3,243,965	5.83 - 28.78	3.9 - 6.9
Fully diluted	83,998,399

10.	FINANCIAL INSTRUMENTS AND RELATED RISKS

We are exposed to a variety of financial risks as a result of our operations, including market risk (which includes price risk, currency risk and interest rate risk), credit risk and liquidity risk. Our overall risk management strategy seeks to reduce potential adverse effects on our financial performance. Risk management is carried out under policies approved by our Board of Directors.
We may, from time to time, use foreign exchange contracts, commodity price contracts, equity hedges and interest rate swaps to manage our exposure to fluctuations in foreign currency, metal and energy prices, marketable security values and interest rates. We do not have a practice of trading derivatives. In the past, our use of derivatives was limited to specific programs to manage fluctuations in foreign exchange risk, which are subject to the oversight of our Board of Directors.
The risks associated with our financial instruments, and the policies on how we mitigate those risks are set out below. This is not intended to be a comprehensive discussion of all risks.
a)Market Risk
This is the risk that the fair values of financial instruments will fluctuate owing to changes in market prices. The significant market risks to which we are exposed are price risk, currency risk and interest rate risk.

(i)  Price Risk
This is the risk that the fair values or future cash flows of our financial instruments will fluctuate because of changes in market prices. Income from mine operations in the next year depends on the metal prices for gold, silver, and to a lesser extent, zinc. These prices are affected by numerous factors that are outside of our control such as:
▪global or regional consumption patterns;
▪the supply of, and demand for, these metals;
▪speculative activities;
▪the availability and costs of metal substitutes;
▪inflation; and
▪political and economic conditions, including interest rates and currency values.
The principal financial instrument that we hold which are impacted by commodity prices is the embedded derivative within our silver and zinc concentrate trade receivables. The majority of these sales agreements are subject to pricing terms that settle within one to three months after delivery of concentrate, and this adjustment period represents our trade receivable exposure to variations in commodity prices.
We have not hedged the price of gold or silver as part of our overall corporate strategy.
A 10% increase in the average commodity price as at December 31, with all other variables held constant, would have resulted in the following impact to our after-tax net income:

	2014	2013
Products	$000s	$000s
10% increase in silver price	1,958	1,814
10% increase in zinc price	275	272
As we do not have trade receivables for gold sales, movements in gold prices will not impact the value of any financial instruments.
The costs relating to our production activities vary depending on market prices of certain mining consumables including diesel fuel and electricity. A 10% increase in diesel fuel market prices would have resulted in a $1.4 million decrease in our after-tax net income for the year ended December 31, 2014. We have not hedged any commodity prices as at December 31, 2014.
We hold certain investments in marketable securities which are measured at fair value, being the closing price of each equity investment at the balance sheet date. We are exposed to changes in share prices which would result in gains and losses being recognized in total comprehensive income. A 10% change in prices would have a $10.5 million impact on total comprehensive income at December 31, 2014 (December 31, 2013 - $12.9 million). During 2014, we entered into hedging arrangements over certain securities that resulted in derivative gains of $2.8 million. No such arrangements were outstanding as at December 31, 2014.
(ii) Currency Risk
Currency risk is the risk that the fair values or future cash flows of our financial instruments will fluctuate because of changes in foreign currency rates. Our financial instruments are exposed to currency risk where those instruments are denominated in currencies that are not the same as their functional currency; exchange gains and losses in these situations impact earnings.

The following are the most significant areas of exposure to currency risk, shown in thousands of U.S. dollars:

	December 31, 2014
	Canadian dollar	Argentine peso	Australian dollar	Mexican peso
Cash	13,333	6,383	4,653	1,405
Marketable securities	102,933	—	1,852	—
Value added tax receivable	95	35,259	—	2,367
Trade and other payables (excluding VAT and income taxes)	(8,780)	(17,985)	—	(4)
Current debt	—	(5,922)	—	—
Total	107,581	17,735	6,505	3,768

	December 31, 2013
	Canadian dollar	Argentine peso	Australian dollar	Mexican peso
Cash	7,881	20,751	4,983	8,007
Marketable securities	126,428	—	2,839	—
Value added tax receivable	67	64,816	—	3,412
Trade and other payables (excluding VAT and income taxes)	(7,387)	(13,606)	—	(1,618)
Valued added tax payable	—	—	—	(6,467)
Income taxes payable	—	—	—	(15,885)
Total	126,989	71,961	7,822	(12,551)

We monitor and manage this risk with the objective of ensuring our group-wide exposure to negative fluctuations in currencies against the U.S. dollar is managed. As at December 31, 2014, we have not entered into any derivatives to mitigate this risk.

The Argentine government requires the repatriation of export revenues into Argentina and, where cash flows exceed our current cash repatriation schedule, this results in an increase to our Argentine peso cash balance. In Argentina, the official Argentine peso exchange rate published is significantly lower than the parallel market rate (also referred to as the Blue rate). We use the official Argentine peso exchange rate for all re-measurement purposes which is consistent with the economic reality that foreign currency transactions entered into or paid out of Argentina are required to be converted at the official exchange rate. A sudden devaluation of the Argentine peso to a rate closer to the parallel market rate would materially impact the value of our Argentine peso-denominated cash and VAT receivables in U.S. dollar terms, but would improve our operating costs in U.S. dollar terms, all else being equal. We are actively seeking ways to mitigate the risk on our cash balance of a devaluation of the Argentine peso, and therefore, we are repatriating cash from Argentina under a fixed schedule of debt repayments and have entered into an Argentina peso loan facility.

In early 2014, the Argentine peso saw a significant devaluation, as the government reduced intervention and relaxed capital controls, but since that time the peso has reverted to a steady devaluation against the U.S. dollar. In 2014, the Argentine peso devalued 31% compared to 33% in 2013. The devaluation reduced the value of our Argentine peso-denominated assets, principally cash and VAT receivables, and decreased Argentina peso-denominated liabilities, principally accounts payable, when expressed in U.S. dollar terms.

A 10% increase in the U.S. dollar exchange rate on financial assets and liabilities denominated in the following currencies, with all other variables held constant, would have resulted in the following impact to our total comprehensive income for the years ended December 31, 2014 and December 31, 2013:

	2014	2013
	$000s	$000s
Canadian dollar	(7,988)	(9,422)
Argentine peso	(1,183)	(4,826)
Australian dollar	(456)	(547)
Mexican peso	(265)	873

(iii)  Interest Rate Risk
Interest rate risk is the risk that the fair values or future cash flows of our financial instruments will fluctuate because of changes in market interest rates. Interest rate risk arises from the interest rate impact on our cash and cash equivalents and Argentine peso-denominated loan facility because these are the only financial instruments we hold that are impacted by interest based on variable market interest rates. The 2013 Notes have fixed interest rates and are not exposed to fluctuations in interest rates; a change in interest rates would impact the fair value of the instruments, but because we record the 2013 Notes at amortized cost there would be no impact on our financial results. We monitor our exposure to interest rates closely and have not entered into any derivative contracts to manage our risk.
As at December 31, 2014, the weighted average interest rate earned on our U.S. dollar cash and cash equivalents was 0.30% (2013 - 0.32%). With other variables unchanged, a 1% change in the annualized interest rate would impact after-tax net income by $1.4 million (2013 - $3.3 million).
b) Credit Risk
Credit risk is the risk that a third party might fail to discharge its obligations under the terms of a financial contract. Our credit risk is limited to the following instruments:
Credit risk related to financial institutions and cash deposits Under our investment policy, investments are made only in highly rated financial institutions, and corporate and government securities. We diversify our holdings and consider the risk of loss associated with investments to be low.

Credit risk related to trade receivables We are exposed to credit risk through our trade receivables on concentrate sales, which are principally with internationally-recognized counterparties. Payments of receivables are scheduled, routine and received within a contractually agreed time frame. We manage this risk by requiring provisional payments of at least 75% of the value of the concentrate shipped and through utilizing multiple counterparties.

Credit risk related to other financial assets All other receivable balances are expected to be collectible in full due to the nature of the counterparties and/or a previous history of collectability. Deferred consideration is also expected to be collectible in full and is also secured against the San Agustin mineral claims and technical information, and the Challacollo mineral claims and shares of the entity holding the Challacollo project.

We also have credit risk through our significant VAT receivable balances that is collectible from the government of Argentina. The balance is expected to be recoverable in full, however due to legislative rules and the complex collection process, a significant portion of the asset is classified as non-current until government approval of the recovery claim is approved.

Our maximum exposure to credit risk as at December 31, 2014 and December 31, 2013 was as follows:

	December 31, 2014	December 31, 2013
	$000s	$000s
Cash and cash equivalents	184,643	415,657
Value added tax receivable	37,527	68,338
Trade and other receivables	30,313	44,510
Other financial assets	41,001	29,847
	293,484	558,352

At December 31, 2014, no amounts were held as collateral except those discussed above in credit risk related to other financial assets.
c) Liquidity Risk
Liquidity risk is the risk that we will not be able to meet our obligations under our financial instruments as they fall due. We manage our liquidity risk through a rigorous planning and budgeting process, which is reviewed and updated on a regular basis, to help determine the funding requirements to support our current operations, expansion and development plans, and by managing our capital structure. Our objective is to ensure that there are sufficient committed financial resources to meet our business requirements for a minimum of twelve months.
Argentine government regulation of U.S. dollar inflows and outflows restricts the ability to repatriate cash generated by the Pirquitas mine although we repatriate cash from Argentina under a fixed schedule of debt repayments, which has an impact on overall corporate liquidity.
In order to manage our corporate liquidity, we use surety bonds to support certain environmental bonding obligations. As at December 31, 2014, we had surety bonds totaling $17.8 million (December 31, 2013 - $Nil). In addition, we have $30.1 million of letters of credit supporting environmental obligations which are backed by a mixture of cash and other forms of credit.
A detailed discussion of our liquidity position and the maturity profile of financial liabilities presenting contractual undiscounted cash flows as at December 31, 2014, is included in section 8.

In our opinion, working capital at December 31, 2014 together with future cash flows from operations are sufficient to support our commitments through 2015.

We have no other off balance sheet arrangements, except as discussed above.

11.	OTHER RISKS AND UNCERTAINTIES

We are subject to a number of risks and uncertainties, each of which could have an adverse effect on our operating results, business prospects or financial position.

For a comprehensive list of the risks and uncertainties affecting our business, please refer to the section entitled "Risk Factors" in our most recent Annual Information Form, which is available at www.sedar.com, and our most recent Form 40-F, which is available on the EDGAR section of the SEC website at www.sec.gov.

Income tax provisions and income tax filing positions require estimates and interpretations of income tax rules and regulations of the various jurisdictions in which we operate and judgments as to their interpretation and application to our specific situation. Our business and operations of the business and operations of our subsidiaries is complex and we have, over the course of history, undertaken a number of significant financings, acquisitions and other material transactions. The computation of income taxes payable as a result of these transactions involves many complex factors as well as our interpretation of and compliance with relevant tax legislation and regulations. While our management believes that the provision for income tax is appropriate and in accordance with IFRS and applicable legislation and regulations, tax filing positions are subject to review and adjustment by taxation authorities who may challenge our interpretation of the applicable tax legislation and regulations.

On January 27, 2015, we received a NOR from the CRA in the amount of approximately C$41.4 million plus interest of C$6.6 million related to the tax treatment of the 2010 sale of shares of our subsidiary that owned and operated the Snowfield and Brucejack projects. The CRA has asserted that the sale was on account of income and not capital, as we recorded it. Our management strongly disagrees with the CRA’s position in the reassessment and we plan on filing a Notice of Objection and, if necessary, a Notice of Appeal to the Tax Court of Canada. In order to appeal the reassessment, we are required to make a minimum payment of 50% of the reassessed amount claimed by the CRA under the NOR plus interest accrued to the date of the NOR.

Although the outcome of this matter cannot be predicted with certainty, we intend to contest the matter vigorously, and believe we will ultimately prevail based on the merits of our position. At this time, we have not recognized an income tax provision for this amount. However, we will continue to evaluate our tax provisions as the matter progresses through appeals and, if necessary, the litigation process. If the CRA's position is ultimately sustained, it would have a material impact on earnings and financial resources in the period that the matter is ultimately resolved.

12.	RELATED PARTY TRANSACTIONS

a) Key management compensation
Key management includes our directors (executive and non-executive) and other key officers, including the CEO, CFO and Senior Vice Presidents. The compensation paid or payable to key management for employee services is shown below:

	2014	2013
	$000s	$000s
Salaries and other short-term employee benefits	2,880	2,600
Post-employment benefits	22	21
Termination benefits	—	1,370
Share-based compensation (i)	2,808	1,704
Total compensation	5,710	5,695

(i)	Share-based compensation includes mark-to-market adjustments on cumulative Deferred Share Units positions as reported in the consolidated statements of income.

b) Principal Subsidiaries
The consolidated financial statements include our accounts and the account of our wholly-owned subsidiaries, the most significant of which are presented in the following table:

Subsidiary	Location	Ownership	Principal project
Pacific Rim Mining Corporation Argentina S.A.	Argentina	100%	Diablillos
Silver Standard Durango, S.A. de C.V.	Mexico	100%	Pitarrilla
Silver Standard Exploraciones, S.A. de C.V.	Mexico	100%	Veta Colorada
Silver Standard Mexico, S.A. de C.V.	Mexico	100%	Nazas
Reliant Ventures S.A.C.	Peru	100%	San Luis
Sociedad Minera Berenguela S.A.	Peru	100%	Berenguela
Candelaria Mining Company	USA (Delaware)	100%	Candelaria
Marigold Mining Company	USA (Nevada)	100%	Marigold
Maverick Silver Inc.	USA (Nevada)	100% (1)	Maverick Springs
Mina Pirquitas, LLC	USA (Delaware)	100%	Pirquitas
(1) The Maverick Springs project is held in a joint venture in which we have a 55% interest, representing all of the silver resources hosted in the project.

13.	NON-GAAP FINANCIAL MEASURES

The non-GAAP financial measures presented do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be directly comparable to similar measures presented by other issuers. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Non-GAAP financial measures - Cash costs and total costs per payable ounce of silver and gold sold

We use the non-GAAP financial measures of cash costs and total costs per payable ounce of precious metals sold to manage and evaluate operating performance. We believe that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate our performance and ability to generate cash flows. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

The following table provides a reconciliation of our condensed consolidated interim statements of (loss) income to cash costs and total costs for each of the three month periods indicated below:

	Q1	Q2	Q3	Q4	Total	Total
	2014	2014	2014	2014	2014	2013 (restated) (2)
	$000s	$000s	$000s	$000s	$000s	$000s
Pirquitas mine
Cost of sales (A)	27,812	28,503	31,182	56,332	143,829	169,502
Add: Treatment and refining costs	3,148	4,296	3,734	5,132	16,310	17,459
Less: By-product revenue	(6,314)	(3,540)	(6,166)	(6,268)	(22,288)	(14,368)
Less: Inventory NRV write-down	—	—	—	(11,262)	(11,262)	(12,193)
Less: Restructuring costs	—	—	—	—	—	(1,468)
Total Costs	24,646	29,259	28,750	43,934	126,589	158,932

Less: Depreciation, depletion and amortization	(5,080)	(6,037)	(5,640)	(12,427)	(29,184)	(41,808)
Less: Export duties on silver concentrate	(2,080)	(1,418)	(2,581)	(1,810)	(7,889)	(13,162)
Cash Costs	17,486	21,804	20,529	29,697	89,516	103,962

Marigold mine
Cost of sales (B)	—	24,762	41,829	53,502	120,093	—
Add: Treatment and refining costs	—	37	34	49	120	—
Less: By-product revenue	—	(13)	(11)	(15)	(39)	—
Total Costs	—	24,786	41,852	53,536	120,174	—

Less: Depreciation, depletion and amortization	—	(704)	(3,741)	(7,772)	(12,217)	—
Cash Costs	—	24,082	38,111	45,764	107,957	—

Cost of sales, per consolidated statement of (loss) income (A+B)	27,812	53,265	73,011	109,834	263,922	169,502

Pirquitas mine
Payable ounces of silver sold (oz)	1,415,114	1,790,117	1,680,502	2,525,166	7,410,899	8,075,103
Total Costs per silver ounce ($/oz)	17.42	17.11	17.11	17.40	17.08	19.68
Cash Costs per silver ounce ($/oz)	12.36	12.18	12.22	11.76	12.08	12.87

Marigold mine
Payable ounces of gold sold (oz)	—	21,836	38,218	68,801	128,855	—
Total Costs per gold ounce ($/oz)	—	1,135	1,095	778	933	—
Cash Costs per gold ounce ($/oz)	—	1,103	997	665	838	—

Precious metals equivalency
Total cash costs (for all metals produced)	17,486	45,886	58,640	75,460	197,472	103,962
Equivalent payable silver ounces sold (1)	1,415,114	3,200,587	4,102,646	6,998,809	15,717,156	8,075,103
Cash Costs per equivalent silver ounces sold ($/oz)	12.36	14.34	14.29	10.78	12.56	12.87

(1) Silver equivalent ounces have been established using realized silver and gold prices per ounce in the period and applied to the recovered metal content of the gold sold by the Marigold mine. We have not included zinc as it is considered a by-product.
(2) The quarter ended March 31, 2013 was restated as a result of an erroneous double counting of certain freight and transportation costs.

Non-GAAP financial measures - realized precious metal prices

Average realized price per ounce of silver sold in each reporting period excludes the period end price adjustments and final settlements on concentrate shipments. The price adjustments do not apply to gold bullion sales.

Non-GAAP financial measures - adjusted net income (loss)

We have included the non-GAAP financial performance measures of adjusted net income (loss) and adjusted basic earnings (loss) per share. Adjusted net earnings excludes gains/losses and other costs incurred for acquisitions and disposals of mineral properties, impairment charges, unrealized and realized gains/losses on financial instruments, significant non-cash foreign exchange impacts as well as other significant non-cash, non-recurring items. We exclude these items from net (loss) income to provide a measure which allows investors to evaluate the operating results of the underlying core operations of the Company and our ability to generate liquidity through operating cash flow to fund working capital requirements, future capital expenditures and service outstanding debt. We believe that, in addition to conventional measures prepared in accordance with GAAP, certain investors may use this information to evaluate our performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

We have revised the calculation presented for the year ended December 31, 2013 to include adjustments for certain non-cash and non-recurring items that we consider provides an improved measure to evaluate the operating results of the underlying core operations of the Company.

The following table provides a reconciliation of adjusted net income (loss) to the consolidated financial statements:

	2014	2013
	$000's	$000's
		(restated)(1)

Net loss before tax	(95,815)	(218,695)

Adjusted for:
Gain on sale and write-off of mineral properties	(15,913)	(67,821)
Business acquisition and integration costs	7,916	—
Associate accounting	—	(23,038)
Restructuring costs	—	2,928
Non-cash finance income and expense	12,064	14,638
Write-down of inventory to NRV	11,262	12,193
Write-down of exploration projects	145	102
Impairment charges	40,250	206,315
Loss on marketable securities	11,427	13,003
Non-cash foreign exchange loss	15,775	14,852
Other non-recurring items	(5,409)	(1,372)
Adjusted loss before tax	(18,298)	(46,895)

Income tax expense	(30,578)	(11,321)

Foreign tax on sale of mineral properties	2,035	16,264
Tax effects of asset impairment charges and write-downs	257	3,355
Initial recognition of deferred tax relating to Mexican royalty tax	—	7,107
Recognition of Argentine withholding taxes	17,290	—
Other non-recurring tax items	5,111	(15,896)
Adjusted income tax expense	(5,885)	(491)

Adjusted net loss	(24,183)	(47,386)

Weighted average shares outstanding (000's)	80,754	80,754

Adjusted basic loss per share ($)	(0.30)	(0.59)

(1) Restated for the change in the exploration and evaluation costs accounting policy as discussed in section 14.

	Three months ended
	December 31, 2014	December 31, 2013
	$000's	$000's
		(restated)(1)

Net (loss) income before tax	(56,789)	45,652

Adjusted for:
Gain on sale and write-off of mineral properties	—	(67,821)
Business acquisition and integration costs	1,486	—
Restructuring costs	—	434
Non-cash finance income and expense	3,167	3,144
Write-down of inventory to NRV	11,262	—
Impairment charges	40,250	—
Loss on marketable securities	3,170	2,270
Non-cash foreign exchange loss	1,323	8,037
Other non-recurring items	(2,751)	213
Adjusted income (loss) before tax	1,118	(8,071)

Income tax (expense) recovery	(29,626)	9,437
		—
Foreign tax on sale of mineral properties	(243)	16,264
Tax effects of asset impairment charges and write-downs	64	(4,112)
Initial recognition of deferred tax relating to Mexican royalty tax	—	7,107
Recognition of Argentine withholding taxes	17,290	—
Other non-recurring tax items	5,090	(5,192)
Adjusted income tax (expense) recovery	(7,425)	23,504

Adjusted net (loss) income	(6,307)	15,433

Weighted average shares outstanding (000's)	80,754	80,754

Adjusted basic (loss) earnings per share ($)	(0.08)	0.19

(1) Restated for the change in the exploration and evaluation costs accounting policy as discussed in section 14.

14.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Basis of preparation and accounting policies
These consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB and interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”). The comparative information has also been prepared on this basis, with the exception of certain items, details of which are given below, for which comparative information has been restated. Note 2 of our consolidated financial statements for the year ended December 31, 2014, provides details of the significant accounting policies and accounting policy decisions for significant or potentially significant areas that have had an impact on our financial statements or may have an impact in future periods.
The policies applied in these consolidated financial statements are based on IFRS issued and outstanding as of December 31, 2014, and were approved as of February 19, 2015, the date our Board of Directors approved the financial statements.

(i)  Change in accounting policies and restatement of comparatives
We have elected to change our accounting policy with respect to exploration and evaluation expenditures, consistent with IFRS 6, Exploration for and Evaluation of Mineral Resources and IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, in order to enhance the relevance and reliability to the decision making needs of the users of our financial statements. In prior periods, our policy was to capitalize exploration and evaluation expenditures on properties that we have the legal rights to explore, until commercially viable. We have now elected to expense all exploration and evaluation expenses until such time that we believe that further expenditures will provide probable future economic benefit. Our policy is disclosed in Note 2(i) of our consolidated financial statements for the year ended December 31, 2014.
This change in accounting policy requires full retrospective application. IAS 1, Presentation of Financial Statements also requires that a third statement of financial position be presented as at the beginning of the prior period. As at January 1, 2013 and December 31, 2013, the following adjustments were recorded to the consolidated statements of financial position:

		Adjustment for change in accounting policy
At January 1, 2013	As previously reported (1)	Exploration and evaluation	As currently reported
	$	$	$
Property, plant and equipment	580,649	(150,116)	430,533
Deferred income tax liabilities	(19,373)	1,595	(17,778)
Net increase (decrease) in shareholders' equity		(148,521)

(1)	Effective January 1, 2013, we adopted IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine, and therefore restated the originally presented consolidated statement of financial position.

		Adjustments for change in accounting policy
At December 31, 2013	As previously reported	Exploration and evaluation	As currently reported
	$	$	$
Asset held for sale	13,140	(6,734)	6,406
Property, plant and equipment	400,409	(151,772)	248,637
Deferred income tax liabilities	(24,736)	5,707	(19,029)
Net (decrease) in shareholders' equity		(152,799)

For the year ended December 31, 2013, the following adjustments were recorded to the consolidated statements of (loss) income:

		Adjustments for change in accounting policy
Year ended December 31, 2013	As previously reported	Exploration and evaluation	As currently reported
	$	$	$
Exploration, evaluation and reclamation (expenses)	(4,018)	(19,439)	(23,457)
Gain on sale of mineral property	64,566	3,255	67,821
Other (expense) income	(22,574)	7,053	(15,521)
Income tax (expense)	(15,433)	4,112	(11,321)
(Decrease) in net income		(5,019)

Weighted average shares outstanding (thousands)
Basic	80,754	80,754	80,754
Diluted	80,754	80,754	80,754

(Decrease) in earnings per share
Basic	(2.79)	(0.06)	(2.85)
Diluted	(2.79)	(0.06)	(2.85)
As at December 31, 2014, the change in accounting policy had the following impact on the consolidated statements of financial position:

		Effect of change in accounting policy
At December 31, 2014	Under previous accounting policy	Exploration and evaluation	As currently reported
	$	$	$
Property, plant and equipment	600,929	(161,855)	439,074
Deferred income tax liabilities	(34,500)	5,450	(29,050)
Net (decrease) in shareholders' equity		(156,405)

For the year ended December 31, 2014, the change in accounting policy had the following impact on the consolidated statements of (loss) income:

		Effect of change in accounting policy
Year ended December 31, 2014	Under previous accounting policy	Exploration and evaluation	As currently reported
	$	$	$
Exploration, evaluation and reclamation (expenses)	(9,646)	(11,544)	(21,190)
Gain on sale of mineral property	9,214	6,699	15,913
Other (expense) income	(14,902)	1,461	(13,441)
Income tax (expense)	(30,321)	(257)	(30,578)
(Decrease) in net income		(3,641)

Weighted average shares outstanding (thousands)
Basic	80,754	80,754	80,754
Diluted	80,754	80,754	80,754

(Decrease) in earnings per share
Basic	($1.52)	($0.05)	($1.57)
Diluted	($1.52)	($0.05)	($1.57)

As a result of our change in accounting policy, the carrying value of our Pitarrilla project was reduced from $127.0 million to $61.8 million at December 31, 2014. Silver prices had declined significantly in the fourth quarter of 2014 and long-term consensus estimates had similarly declined, which has resulted in the reclassification of Pitarrilla's Mineral Reserves to Mineral Resources. We concluded that this constituted an impairment indicator and undertook an assessment of the FVLCTD of the project. Using an approach of assessing comparable values of undeveloped Mineral Resources, we determined that no impairment would have been required had we not changed our accounting policy.

The reduction in the carrying value of our Pitarrilla project, as a result of our change in accounting policy, also caused the Pitarilla assets to fall below 10% of our total assets for all periods disclosed, and therefore, it is no longer a reporting segment. It is included within the "exploration and evaluation properties" segment for all periods disclosed in Note 23 of our consolidated financial statements for the year ended December 31, 2014.
(ii)  Statement of cash flows presentation
We have changed the presentation of VAT recovered (paid) on the statements of cash flows from investing activities to operating activities to better reflect the nature of the activities.

Adoption of new or amended IFRS pronouncements

The following new and amended IFRS pronouncements were adopted during 2014:

Levies imposed by governments
IFRIC's Interpretation 21, Levies (“IFRIC 21”), an interpretation of IAS 37, Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), on the accounting for levies imposed by governments, was effective for annual periods beginning on January 1, 2014. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event (“obligating event”). IFRIC 21 clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. This did not have any significant impact on our current accounting for levies imposed by governments.

Impairment of assets
IAS 36, Impairment of assets, was amended to clarify disclosure requirements when a recoverable amount is determined based on FVLCTD. The amendment was effective for annual periods beginning on January 1, 2014 and we have adopted the amendment in note 10, which did not have a significant impact to the disclosure.

Critical Accounting Estimates and Judgments

The preparation of financial statements in conformity with IFRS requires the use of judgments and/or estimates that affect the amounts reported and disclosed in the consolidated financial statements and related notes. Areas of judgment and key sources of estimation uncertainty that have the most significant effect on the amounts recognized in the consolidated financial statements are the following:

Review of asset carrying values and impairment assessment

Non-current assets
In accordance with our accounting policy (Note 2(l) of our consolidated financial statements for the year ended December 31, 2014), each asset or cash generating unit ("CGU") is evaluated every reporting period to determine whether there are any indicators of impairment. If any such indicators exist, which is often judgment based, a formal estimate of recoverable amount is performed and an impairment charge is recognized to the extent that the carrying amount exceeds the recoverable amount. The recoverable amount of an asset or CGU of assets is measured at the higher of FVLCTD or value in use ("VIU").

The evaluation of asset carrying values for indications of impairment includes consideration of both external and internal sources of information, including such factors as market and economic conditions, metal prices and forecasts, production budgets and forecasts, and life-of-mine estimates.

The determination of FVLCTD and VIU requires management to make estimates and assumptions about expected production, sales volumes, commodity prices, Mineral Reserves, operating costs, taxes, close down and restoration costs and future capital expenditures. The estimates and assumptions are subject to risk and uncertainty; hence, there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances, some or all of the carrying value of the assets may be further impaired or the impairment charge reversed with the impact recorded in the consolidated statements of income (loss).

Financial instruments
At each reporting date, we conduct a review of our marketable securities and other financial instruments to determine whether there are any indications of impairment. This determination requires significant judgment. In making this judgment, we evaluate, among other factors, the duration and extent to which the fair value of an investment is less than its carrying value; and the financial health of and business outlook for the investee, including factors such as industry and sector performance, and operational and financing cash flow.

If the declines in fair value below carrying value are considered significant or prolonged, we will recognize a loss, being the transfer of the accumulated fair value adjustments recognized in other comprehensive income on the impaired available-for-sale financial assets to the consolidated statements of income (loss).

Mineral Reserves and Mineral Resources estimates We estimate Mineral Reserves and Mineral Resources based on information prepared by qualified persons as defined by NI 43-101. Mineral Reserves are used in the calculation of depreciation, amortization and impairment charges, for forecasting the timing of the payment of close down and restoration costs, and future taxes. In assessing the life of a mine for accounting purposes, Mineral Resources are only taken into account where there is a high degree of confidence of economic extraction. There are numerous uncertainties inherent in estimating Mineral Reserves, and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of Mineral Reserves and may, ultimately, result in Mineral Reserve estimates being revised. Such changes in Mineral Reserves could impact on depreciation and amortization rates, asset carrying values and the provision for close down and restoration.

Determination of deferred stripping activities We determine whether stripping costs incurred during the production phase of a surface mining operation provide improved access to a component of an ore body that will be mined in a future period, and whether the costs can be reliably measured. We have to apply judgment when identifying components of the mine over which stripping costs are capitalized, estimate the average stripping ratio for each component, and use judgment in determining the period over which the stripping activity asset is amortized.

Determination of useful lives of property, plant and equipment We use the units-of-production method to depreciate mineral property expenditures, whereby depreciation is calculated using the quantity (either tonnes or ounces) of ore extracted from the mine in the period as a percentage of the total quantity of ore expected to be extracted in current and future periods based on Mineral Reserves. As noted above, there are numerous uncertainties inherent in estimating Mineral Reserves. Other assets are depreciated using the straight-line method, which includes significant management judgment to determine useful lives and residual values.

The carrying amounts of our mineral properties are depleted based on recoverable ounces contained in proven and probable Mineral Reserves. Changes to estimates of recoverable ounces and depletable costs including changes resulting from revisions to our mine plans and changes in metal price forecasts can result in a change to future depletion rates.

Valuation of inventory
Stockpiled ore and finished goods
Stockpiled ore and finished goods are valued at the lower of average cost and NRV. NRV is calculated as the estimated price at the time of sale based on prevailing and forecast metal prices less estimated future production costs to convert the inventory into saleable form and associated selling costs. The determination of forecast sales price, production and selling costs requires significant assumptions that may impact the stated value of our inventory.
Leach pad inventory
In determining the value of the leach pad, we make estimates of quantities and grades of ore stacked on leach pads and in-process, and the recoverable gold in this material to determine the total inventory. Changes in these estimates can result in a change in carrying amounts of inventory, as well as cost of sales.
Close down and restoration provision Close down and restoration costs are a consequence of exploration activities and mining, and the majority of close down and restoration costs are incurred near the end of the life of a mine. Our accounting policy requires the recognition of such provisions when the obligation occurs. The initial provisions are periodically reviewed during the life of the operation to reflect known developments, e.g. updated cost estimates and revisions to the estimated lives of operations. Although the ultimate cost to be incurred is uncertain, we estimate our costs based on studies using current restoration standards and techniques. The initial closure provisions together with changes, other than those arising from the discount applied in establishing the net present value of the provision, are capitalized within property plant and equipment and depreciated over the lives of the assets to which they relate.
The ultimate magnitude of these costs is uncertain, and cost estimates can vary in response to many factors including changes to the relevant legal requirements, the emergence of new restoration techniques or experience at other mine sites, local inflation rates and exchange rates when liabilities are anticipated to be settled in a currency other than the United States dollar. The expected timing of expenditure can also change, for example, in response to changes in Mineral Reserves, production rates or economic conditions. As a result there could be significant adjustments to the provision for close down and restoration, which would affect future financial results.
Determination of the fair value of share-based compensation The fair value of share options and other forms of share-based compensation granted is computed to determine the relevant charge to the consolidated statement of income. In order to compute this fair value, we use option pricing models that require management to make various estimates and assumptions in relation to the expected life of the awards, volatility, risk-free interest rates, and forfeiture rates.

Valuation of financial instruments We are required to determine the valuation of our convertible notes (at inception), and the embedded derivatives within sales contracts. The convertible notes valuation required discounted cash flow analysis that involved various estimates and assumptions, whilst the valuation of the revenue derivatives require estimates of settlement dates and relies on market based forward metal prices at those settlement dates.
Deferred tax assets and liabilities The determination of our tax expense for the period and deferred tax assets and liabilities involves significant estimation and judgment by management. In determining these amounts, we interpret tax legislation in a variety of jurisdictions and makes estimates of the expected timing of the reversal of deferred tax assets and liabilities. We also make estimates of future earnings which affect the extent to which potential future tax benefits may be used. We are subject to assessments by various taxation authorities, which may interpret legislation differently. These differences may affect the final amount or the timing of the payment of taxes. We provide for such differences where known based on our best estimate of the probable outcome of these matters.
Functional currency The determination of a subsidiary’s functional currency often requires significant judgment where the primary economic environment in which the subsidiary operates may not be clear. This can have a significant impact on our consolidated results based on the foreign currency translation methods described in note 2(e) of the consolidated financial statements for the year ended December 31, 2014.
Contingencies Contingencies can be either possible assets or liabilities arising from past events which, by their nature, will only be resolved when one or more future events not wholly within our control occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. In assessing loss contingencies related to legal, tax or regulatory proceedings that are pending against us or unasserted claims, that may result in such proceedings or regulatory or government actions that may negatively impact our business or operations, we evaluate with our legal counsel the perceived merits of any legal, tax or regulatory proceedings, unasserted claims or actions. Also evaluated are the perceived merits of the nature and amount of relief sought or expected to be sought, when determining the amount, if any, to recognize as a contingent liability or assessing the impact on the carrying value of assets. Contingent assets or liabilities are not recognized in the consolidated financial statements. In January 2015, we received a re-assessment from the Canada Revenue Agency ("CRA") for an amount of C$41.4 million. We have not provided for this amount.
Deferred consideration In February 2014, we completed the sale of our 100% interest in the Challacollo project of which a portion of sale consideration is deferred. The deferred consideration is dependent on various uncertain events and assumptions, including estimation of the year in which commercial production may be reached, the share price of Mandalay Resources Corporation ("Mandalay") for the deferred shares, and the price of silver for the deferred silver bullion. The fair value of the deferred consideration is determined by considering various scenarios of discounting the expected cash flows using a risk-adjusted discount rate and applying probability aspects to the cash flows.
Assessment of fair value of assets acquired in a business combination Judgment is required to determine whether we acquired a business under the definition of IFRS 3, Business combinations, and also the acquisition date when we obtained control over the business, which was the date that consideration is transferred and when we assumed the assets and liabilities.
Business combinations are accounted for using the acquisition method whereby identifiable assets acquired and liabilities assumed, including contingent liabilities, are recorded at their fair values at the date of acquisition. The valuation of certain assets and liabilities requires significant management estimates and judgment. The value of the leach pad inventory requires an estimation of recoverable ounces, production profile, future metal prices and costs to complete the production process. Property, plant and equipment requires judgment over the appropriate fair value methodology to appraise the assets and various assumptions around estimated useful lives and current replacement costs. The mineral property valuation is based upon estimates of Mineral Reserves and Mineral Resources used in our life of mine plan, as well as estimates of future metal prices, production, operating and capital costs, and economic assumptions around inflation rates and discount rates.

15.	FUTURE ACCOUNTING CHANGES
A number of new standards and amendments to standards and interpretations have been issued but are not yet effective. None of these is expected to have a significant effect on our consolidated financial statements, except the following set out below:
Operating segments
IFRS 8, Operating segments was amended to require disclosure of the judgments made by management in aggregating operating segments, including a description of the segments which have been aggregated and the economic indicators which have been assessed in determining that the aggregated segments share similar economic characteristics. The amendment was effective for annual periods commencing on or after July 1, 2014.

Revenue from contracts with customers
The IASB has replaced IAS 18, Revenue in its entirety with IFRS 15 - Revenue from contracts with customers (“IFRS 15”) which is intended to establish a new control-based revenue recognition model and change the basis for deciding whether revenue is to be recognized over time or at a point in time. IFRS 15 is effective for annual periods commencing on or after January 1, 2017. We are currently evaluating the impact the standard is expected to have on our consolidated financial statements.

IFRS 9, Financial Instruments: Classification and Measurement ("IFRS 9")
IFRS 9 as issued, reflects the first phase of the IASB’s work on the replacement of IAS 39 Financial Instruments: Recognition and Measurement ("IAS 39") and applies to classification and measurement of financial assets and financial liabilities as defined in IAS 39. The standard was initially effective for annual periods beginning on or after January 1, 2013, but IFRS 9 Financial Instruments (Hedge Accounting and amendments to IFRS 9, IFRS 7 and IAS 39), issued in November 2013, moved the mandatory effective date to January 1, 2018.

In subsequent phases, the IASB will address hedge accounting and impairment of financial assets. We will quantify the effect in conjunction with the other phases, when the final standard, including all phases, is issued.

Amendments
Amendments to standards and interpretations include the following:

IFRS 7, Financial instruments: Disclosure: Was amended to require additional disclosures on transition from IAS 39 to IFRS 9. Effective on adoption of IFRS 9, which is effective for annual periods commencing on or after January 1, 2018.

There are no other IFRS or IFRIC interpretations that are not yet effective that would be expected to have a material impact on our consolidated financial statements.

16.	INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

Disclosure Controls and Procedures
Our management, with the participation of the President and Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures. Based upon the results of that evaluation, the President and Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this MD&A, our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by us in the reports that we file is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the President and Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Internal Control Over Financial Reporting
Our management, with the participation of the President and Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the President and Chief Executive Officer and Chief Financial Officer, our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Our internal control over financial reporting includes policies and procedures that:

•	pertain to maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets;

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that our receipts and expenditures are made only in accordance with authorizations of management and our Board of Directors; and

•
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our consolidated financial statements.

There has been no change in our internal control over financial reporting during the year ended December 31, 2014, other than the acquisition of the Marigold mine, which has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
Management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2014. In making this assessment, management used the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2014. In conducting this evaluation, the Marigold mine was excluded from our assessment of effectiveness of our internal control over financial reporting because it was acquired by us in a transaction that completed during 2014. The Marigold mine is owned by a wholly-owned subsidiary, the total assets and total revenues of which represent 35% and 53%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2014.
The effectiveness of our internal control over financial reporting, as of December 31, 2014, has been audited by PricewaterhouseCoopers LLP, who also audited our consolidated financial statements as of and for the years ended December 31, 2014 and 2013, as stated in their report which appears on our consolidated financial statements.
Limitations of Controls and Procedures
Our management, including the President and Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within our organization have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

17.	CAUTIONARY NOTES REGARDING FORWARD-LOOKING STATEMENTS AND MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

Cautionary Note Regarding Forward-Looking Statements

This MD&A contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (collectively, “forward-looking statements”). All statements, other than statements of historical fact, are forward-looking statements.
Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential,”
or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. The forward-looking statements in this MD&A relate to, among other things: our ability to successfully integrate announced acquisitions, future production of silver, gold and other metals; future costs of inventory and cash costs per payable ounce of silver, gold and other metals; the prices of silver, gold and other metals; the effects of laws, regulations and government policies affecting our operations or potential future operations; future successful development of our projects; the sufficiency of our current working capital, anticipated operating cash flow or our ability to raise necessary funds; estimated production rates for silver, gold and other metals produced by us; timing of production and the cash and total costs of production at the Pirquitas mine and the Marigold mine; the estimated cost of sustaining capital; ongoing or future development plans and capital replacement, improvement or remediation programs; the estimates of expected or anticipated economic returns from our mining projects including future sales of metals, concentrates or other products produced by us; and our plans and expectations for our properties and operations.

These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, the following: uncertainty of production, development plans and cost estimates for the Pirquitas mine, the Marigold mine, the Pitarrilla project and the San Luis project; future development risks, including start-up delays and operational issues; our ability to replace Mineral Reserves; our ability to complete and successfully integrate an announced acquisition, including the Marigold mine acquisition; our ability to obtain adequate financing for further exploration and development programs; commodity price fluctuations; political or economic instability and unexpected regulatory changes; currency fluctuations, particularly the value of the Argentine peso against the U.S. dollar; the possibility of future losses; general economic conditions; the recoverability of our interest in Pretium and our other marketable securities, including the price of and market for Pretium’s common shares and such other marketable securities; potential export duty on current and past production of silver concentrate from the Pirquitas mine; recoverability and tightened controls over the VAT collection process in Argentina; counterparty and market risks related to the sale of our concentrates and metals; differences in U.S. and Canadian practices for reporting Mineral Reserves and Mineral Resources; uncertainty in the accuracy of Mineral Reserves and Mineral Resources estimates and in our ability to extract mineralization profitably; uncertainty in acquiring additional commercially mineable mineral rights; lack of suitable infrastructure or damage to existing infrastructure; delays in obtaining or failure to obtain governmental permits, or non-compliance with permits we have obtained; governmental regulations, including health, safety and environmental regulations, increased costs and restrictions on operations due to compliance with such regulations; reclamation requirements for our exploration properties; unpredictable risks and hazards related to the development and operation of a mine or mine property that are beyond our control; compliance with anti-corruption laws and increased regulatory compliance costs; complying with emerging climate change regulations and the impact of climate change; uncertainties related to title to our mineral properties and the ability to obtain surface rights; recoverability of deferred consideration to be received in connection with recent divestitures; our insurance coverage; civil disobedience in the countries where our properties are located; operational safety and security risks; actions required to be taken by us under human rights law; our ability to access, when required, mining equipment and services; competition in the mining industry for properties; our ability to attract and retain qualified personnel and management and potential labour unrest, including labour actions by our unionized employees at the Pirquitas mine; shortage or poor quality of equipment or supplies; conflicts of interest that could arise from some of our directors' and officers' involvement with other natural resource companies; claims and legal proceedings, including adverse rulings in current or future litigation against us and/or our directors or officers, and assessments; potential difficulty in enforcing judgments or bringing actions against us or our directors or officers outside Canada and the United States; certain terms of our convertible notes; and those other various risks and uncertainties identified under the heading “Risk Factors” in our most recent Annual Information Form filed with the Canadian securities regulatory authorities and included in our most recent Form 40-F filed with the SEC.

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Our forward-looking statements are based on what our management considers to be reasonable assumptions, beliefs, expectations and opinions based on the information currently available to it. Assumptions have been made regarding, among other things, our ability to carry on our exploration and development activities, our ability to meet our obligations under our property agreements, the timing and results of drilling programs, the discovery of Mineral Resources and Mineral Reserves on our mineral properties, the timely receipt of required approvals and permits including obtaining the necessary surface rights for the lands required for successful project permitting, construction and operation of the Pitarrilla project, the price of the minerals we produce, the costs of operating and exploration expenditures, our ability to operate in a safe, efficient and effective manner, our ability to obtain financing as and when required and on reasonable terms and our ability to continue operating the Pirquitas mine and the Marigold mine. You are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. We cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management's assumptions may prove to be incorrect. Our forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

Qualified Persons

Except as otherwise set out herein, the scientific and technical information contained in this MD&A relating to the Pirquitas mine has been reviewed and approved by Trevor J. Yeomans, ACSM, P.Eng., a Qualified Person under NI 43-101 and our employee. The scientific and technical information contained in this MD&A relating to the Marigold mine has been reviewed and approved by Thomas Rice and James N. Carver, each of whom is a SME Registered Member, a Qualified Person under NI 43-101 and our employee.

Cautionary Note Regarding Mineral Reserves and Mineral Resources Estimates

This MD&A includes Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and the Mineral Resources estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC set out in Industry Guide 7. Consequently, Mineral Reserves and Mineral Resources information included in this MD&A is not comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically produced or extracted at the time the reserve determination is made.

In addition, the SEC’s disclosure standards normally do not permit the inclusion of information concerning “Measured Mineral Resources,” “Indicated Mineral Resources” or “Inferred Mineral Resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should understand that “Inferred Mineral Resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Moreover, the requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by us in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.